Exhibit 99.1
     FOR IMMEDIATE RELEASE
     Flamel Technologies Announces Results of Annual Meeting
     Lyon, France – May 15, 2007 – Flamel Technologies, S.A. (NASDAQ: FLML) today announced the results of its annual meeting held on May 15, 2007. The election of each member of the Board of Directors of the Company for a further one-year term was approved by holders of more than 99% of the Company’s shares. Each additional resolution proposed favorably by management at the meeting was approved by holders of more than 92% of the Company’s shares.
     As a consequence, shareholders re-elected Flamel’s Board of Directors. Mr. Elie Vannier, the Chief Operating Officer of Grandvision SA, will continue to serve as the Company’s non-Executive Chairman. Also re-elected to the Company’s Board of Directors were: Mr. Cor Boonstra, former Chairman and Chief Executive Officer of Philips Electronics NV; Mr. Lodewijk J.R. deVink, former Chairman and Chief Executive Officer of Warner Lambert; Mr. Frederic Lemoine, Chairman of the Supervisory Board of AREVA, Mr. John Vogelstein, former Vice Chairman of Warburg Pincus; and Mr. Stephen H. Willard, Flamel’s Chief Executive Officer.
     “We are pleased to have the strong support of our shareholders,” said Mr. Elie Vannier, non-Executive Chairman of Flamel. “Flamel is well positioned due to the success of COREG CR™, continued strong interest in the Company’s two technology platforms, Micropump® and Medusa®, and the innovations that our strong team of research scientists are making to build on both platforms.”
     The Company has 24,005,590 shares issued or outstanding. Votes representing 23,905,920 shares, or 99.6% were tendered.
     Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa technology is designed to deliver controlled-release formulations of therapeutic proteins.

Contacts:
Michel Finance, Chief Financial Officer
Tel: (011) (33) 4-7278- 3434
Fax: (011) (33) 4-7278-3435
Finance@flamel.com
Charles Marlio, Director of Strategic Planning and Investor Relations
        (011) 33-4-7278-3434
        (011) 33-4-7278-3435
Marlio@flamel.com
This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission.
     COREG-CR is a registered trademark of GlaxoSmithKline.